SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934



                               (Amendment No. 5)




                               GENSIA SICOR, INC.
                          ----------------------------
                                (Name of Issuer)




                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)




                                  372450 10 6
                               -----------------
                                 (CUSIP Number)

                             There are no Exhibits

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number             44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Citizenship or Place of Organization                         Delaware
___________________________________________________________________________

               5)   Sole Voting Power                            3,397,061
Number of      ____________________________________________________________
Shares
Beneficially   6)   Shared Voting Power                                  0
Owned by       ____________________________________________________________
Each
Reporting      7)   Sole Dispositive Power                       3,397,061
Person With    ____________________________________________________________

               8)   Shared Dispositive Power                             0
___________________________________________________________________________

 9)  Aggregate Amount Beneficially Owned                         3,397,061
     by Each Reporting Person
___________________________________________________________________________

10)  Check Box If the Aggregate Amount                                 [  ]
     in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)  Percent of Class Represented                                     4.6%
     by Amount in Row (9)
___________________________________________________________________________

12)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment to the Statement on Schedule 13G (the "Schedule 13G") with respect to the Common Stock of Gensia Sicor, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), is filed solely to report the termination of the Schedule 13G filing obligation of HMRI with respect to beneficial ownership of securities of the Issuer solely as a result of increases in the number of shares outstanding of the Issuer.

     Items 4 and 5 of this Statement on Schedule 13G are hereby amended to read as follows:

ITEM 4.   OWNERSHIP
-------   ---------

     The responses to Item 4(a), (b) and (c) are incorporated by reference from page two of this Amendment.

ITEM 5.   OWNERSHIP OF MORE THAN FIVE PERCENT OR LESS OF A CLASS
-------   ------------------------------------------------------

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date:  October 27, 1997                 By:  /s/ Rebecca R. Tilden
                                             -----------------------
                                        Name:  Rebecca R. Tilden
                                        Title: Vice President, Assistant
                                               General Counsel, and
                                               Secretary